EXHIBIT A
MERIDIAN INSURANCE GROUP, INC.

Current Wording of Article VI, Section 6.01 of the Company's
Restated Articles of Incorporation

     Section 6.01. Number; Terms of Office. The total number of directors shall be that specified in or fixed in accordance with the by-laws. In the absence of a provision in the by-laws specifying the number of directors or setting forth the manner in which such number shall be fixed, the number of directors shall be nine. If the number of directors shall be nine or more: (a) the total number of directors shall be divided into three groups, with each group containing one-third of the total number of directors, or such number as shall most closely approximate one-third of the directors; (b) the term of office of one of the groups shall expire in each year; and (c) at each annual shareholders' meeting directors shall be chosen for a term of three years to succeed those directors whose terms expire.



Proposed Wording of Article VI, Section 6.01 of the Company's
Restated Articles of Incorporation

     Section 6.01. Number; Terms of Office. The total number of directors shall be that specified in or fixed in accordance with the by-laws. In the absence of a provision in the by-laws specifying the number of directors or setting forth the manner in which such number shall be fixed, the number of directors shall be nine. The total number of directors shall be divided into three groups, with each group containing one-third of the total number of directors, or such number as shall most closely approximate one-third of the directors. The term of office of one of the groups shall expire in each year, and at each annual shareholders' meeting directors shall be chosen for a term of three years to succeed those directors whose terms expire.